Filed by GETCO Holding Company, LLC,

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Knight Capital Group, Inc. (Commission File No. 001-14223)

Knight Holdco, Inc. (Commission File No. 333-186624)

The filing, which includes the Joint Press Release issued by Knight Capital Group, Inc. and GETCO Holding Company, LLC on February 20, 2013 may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the August 1, 2012 technology issue at Knight that resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof, risks associated with Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO, risks associated with changes in market structure, legislative, regulatory or financial reporting rules, risks associated with past or future changes to organizational structure and management and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in Knight’s Annual Report on Form 10-K for the year-ended December 31, 2011 and in Knight’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and in other reports or documents Knight or KCG files with, or furnishes to, the SEC from time to time and those detailed in the Joint Proxy Statement / Prospectus under the heading “Cautionary Statement Regarding Forward Looking Information” and “Risk Factors”, among others.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and GETCO stockholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

On February 20, 2013, Knight and GETCO issued the following joint press release:

GETCO AND KNIGHT ANNOUNCE MANAGEMENT TEAM FOR COMBINED FIRM

CHICAGO, Ill. and JERSEY CITY, N.J. (February 20, 2013) – GETCO Holding Company, LLC (“GETCO”) and Knight Capital Group, Inc. (NYSE: KCG, “Knight”) today announced the management team of the new public company that will own GETCO and Knight upon completion of their pending transaction. As previously disclosed, the combined firm will be led by Daniel Coleman, Chief Executive Officer of GETCO. Thomas M. Joyce, currently Knight’s Chairman and Chief Executive Officer, will serve as Executive Chairman of the Board of Directors.

“The senior management team that we are announcing today possesses the expertise to successfully integrate our two organizations, develop new and innovative products and, most importantly, serve the needs of our clients across multiple asset classes and time zones,” Mr. Coleman said. “We are fortunate to have a strong team of senior managers at both Knight and GETCO. We appreciate the significant leadership contributions from both organizations, and look forward to working with the new management team.”

The following appointments are expected to comprise the new management team for the combined firm (to take effect as of the closing of the transaction):

•	Steven Bisgay – Chief Financial Officer
•	Jerry Dark – Chief Human Resources Officer
•	John DiBacco – Global Head of Equities Trading
•	Albert Maasland – Head Global Execution Services and Platforms
•	Darren Mast – Chief Operating Officer; Interim Head of Fixed Income, Currencies & Commodities
•	John McCarthy – General Counsel
•	Farid Moslehi – Head of Asia
•	Nick Ogurtsov – Chief Risk Officer
•	Jon Ross – Chief Technology Officer
•	Robert Smith – Head of Europe
•	George Sohos – Global Head of Client Market Making

The transaction is expected to be completed in the second quarter of 2013, subject to Knight stockholder and GETCO voting unitholder approval, registration of the shares to be issued in the mergers with the Securities and Exchange Commission, listing of the shares on the New York Stock Exchange, additional regulatory approvals, and the satisfaction of other customary closing conditions. GETCO and Knight will continue to operate as separate companies until the transaction closes.

About Knight

Knight Capital Group (NYSE: KCG) is a global financial services firm that provides access to capital markets across multiple asset classes to a broad network of clients, including broker-dealers, institutions and corporations. Knight is headquartered in Jersey City, New Jersey, with a global presence across the Americas, Europe, and the Asia Pacific regions. For further information about Knight, please visit www.knight.com.

About GETCO

GETCO is one of the world’s largest independent market makers. Founded in 1999, GETCO employs over 400 Associates located in Chicago, New York, Palo Alto, London, Singapore and Hong Kong. The firm’s primary business involves both buying and selling securities to provide two-sided markets on exchanges around the world. The liquidity GETCO supplies allows investors to immediately transfer securities positions while saving money on trading costs. More information is available at www.GETCOllc.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Knight or GETCO. In connection with the agreement and plan of merger among Knight, GETCO and GA-GTCO, LLC (the “Merger Agreement”), Knight Holdco, Inc. (“KCG”) filed with the SEC, on February 12, 2013, a Registration Statement on Form S-4, that includes a preliminary Joint Proxy Statement of Knight and GETCO and a preliminary Prospectus of KCG (together with the Joint Proxy Statement, as amended, the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KNIGHT, GETCO, KCG AND THE PROPOSED TRANSACTION. The Form S-4, including the Joint Proxy Statement / Prospectus, and other relevant materials (when they become available), and any other documents filed by GETCO, KCG or Knight with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to “Investor Relations,” Knight Capital Group, 545 Washington Boulevard, Jersey City, NJ 07310 in the case of Knight, or by accessing Knight’s website at www.knight.com under the heading “Investor Relations” and then under “SEC Filings.”

PARTICIPANTS IN THE SOLICITATION

GETCO, Knight and KCG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Knight in connection with the proposed transaction. Information about Knight’s directors and executive officers is available in Knight’s definitive proxy statement, dated April 3, 2012, for its 2012 annual meeting of stockholders. Other information regarding the participants and other persons who may be deemed participants and description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Merger.

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the August 1, 2012 technology issue at Knight that resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof, risks associated with Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO, risks associated with changes in market structure, legislative, regulatory or financial reporting rules, risks associated with past or future changes to organizational structure and management and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in Knight’s Annual Report on Form 10-K for the year-ended December 31, 2011 and in Knight’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and in other reports or documents Knight or KCG files with, or furnishes to, the SEC from time to time and those detailed in the Joint Proxy Statement / Prospectus under the heading “Cautionary Statement Regarding Forward Looking Information” and “Risk Factors”, among others.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and GETCO stockholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

CONTACTS

Jonathan Mairs

Managing Director, Corporate Communications & Investor Relations

Knight Capital Group, Inc.

201-356-1529

jmairs@knight.com

Sophie Sohn

Head of Communications

GETCO LLC

312-931-2299

media@getcollc.com